B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 18, 2026 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024, representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4%, and determined that it no longer has significant influence over Calibre and as a result, after June 20, 2024, no longer records attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedarplus.ca.

OVERVIEW

B2Gold is a Vancouver-based gold producer with four operating mines: the Goose Mine in Canada, the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. On October 2, 2025, the Company the Goose Mine achieved commercial production. The Company also holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Mali, Colombia, Finland and Kazakhstan.
Summary
Consolidated gold revenue for the year ended December 31, 2025 was $3.06 billion on sales of 927,797 ounces (including $0.03 billion on sales of 7,685 ounces of pre-commercial sales from the Goose Mine) at an average realized gold price of $3,299 per ounce, compared to $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per ounce in 2024. The increase in gold revenue for the year of 61% ($1.16 billion) was due to a 39% increase in the average realized gold price ($926 per ounce) and a 16% (126,273 ounces) increase in gold ounces sold. For the fourth quarter of 2025, consolidated gold revenue was $1.05 billion on sales of 283,490 ounces at an average realized gold price of $3,718 per ounce, compared to $0.50 billion on sales of 187,793 ounces at an average realized gold price of $2,661 per ounce in the fourth quarter of 2024. The increase in gold revenue for the fourth quarter of 111% ($0.55 billion) was due to a 40% increase in the average realized gold price ($1,057 per ounce) and a 51% (95,697 ounces) increase in gold ounces sold. Consolidated gold revenue for the quarter and year ended December 31, 2025, includes $145 million ($2,186 per ounce sold) and $289 million ($2,181 per ounce sold), respectively, related to the delivery of 66,192 ounces and 132,384 ounces, respectively, under the Company’s series of prepaid gold sales (the "Gold Prepay") obligations. Revenues received under the Gold Prepay contracts entered into in January 2024 were initially deferred and are being recognized upon delivery of the underlying contract gold ounces over the period from July 2025 to June 2026.
Consolidated gold production for 2025 was 979,604 ounces (including 14,554 ounces of pre-commercial production from the Goose Mine), slightly below the mid-point of the Company's guidance range of between 940,000 and 1,045,000 ounces. In 2025, the Fekola Complex (Fekola Mine and Fekola Regional), and the Masbate and Otjikoto mines continued their strong performance producing 926,434 ounces of gold, at the mid-point of their guidance range of between 890,000 and 965,000 ounces. For 2025, production from the Fekola, Masbate and Otjikoto mines were 4% (22,121 ounces), 9% (16,126 ounces) and 14% (24,139 ounces) higher than budget, respectively. Fekola Complex production for 2025 was 530,769 ounces, 0.4% (2,155 ounces) higher than budget, with Fekola Mine outperformance in 2025 was offset by no production achieved at Fekola Regional. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces, which was 32% (18,513 ounces) below budget for the period (refer to "Review of Mining Operations and Development Projects" section below). In 2025, the Fekola, Masbate and Otjikoto Mines produced 35% (137,823 ounces), 1% (2,480 ounces) and 1% (997 ounces) more, respectively, than 2024. In the fourth quarter of 2025, B2Gold’s consolidated gold production was 303,029 ounces, 1% (2,516 ounces) lower than budget but 63% (117,028 ounces) higher than the fourth quarter of 2024. In the fourth quarter of 2025, the Fekola, Masbate and Otjikoto mines were 10% (14,984 ounces), 9% (4,150 ounces) and 45% (15,723 ounces), respectively, above budget. Fekola Complex production in the fourth quarter of 2025 was 163,720 ounces, 2% (3,876 ounces) lower than budget, with Fekola Mine outperformance in the fourth quarter of 2025 offset by no production achieved at Fekola Regional. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces, which was 32% (18,513 ounces) below budget for the quarter. In the fourth quarter of 2025, the Fekola and Masbate mines were 95% (79,705 ounces) and 1% (366 ounces), respectively, higher than the fourth quarter of 2024. Gold production at the Otjikoto Mine was 3% (1,659 ounces) below the fourth quarter of 2024.

For the year ended December 31, 2025, consolidated cash operating costs1, excluding pre-commercial production from the Goose Mine, were $769 per gold ounce produced ($800 per gold ounce sold), $178 (19%) per gold ounce produced lower than budget and $110 (13%) per gold ounce produced lower than 2024. Cash operating costs for the year ended December 31, 2025, were below the low end of the Company's guidance range of $795 to $855 per ounce. Cash operating costs per gold ounce produced for 2025 were lower than budget and 2024 mainly as a result of higher production and lower fuel costs in 2025. In the fourth quarter of 2025, consolidated cash operating costs were $736 per gold ounce produced ($804 per gold ounce sold), $192 (21%) per gold ounce produced below budget and $232 (24%) per gold ounce produced lower than the fourth quarter of 2024. Consolidated cash operating costs per ounce for the fourth quarter of 2025 were lower than budget and the fourth quarter of 2024 primarily as a result of higher production and lower fuel costs in the fourth quarter of 2025.
Consolidated all-in sustaining costs2 for the year ended December 31, 2025, excluding pre-commercial ounces sold from the Goose Mine, were $1,584 per gold ounce sold compared to $1,463 per gold ounce sold for 2024 (including estimated attributable results of Calibre), at the low end of the Company's guidance range of $1,575 to $1,635 per ounce sold. Consolidated all-in sustaining costs for the fourth quarter of 2025 were $1,754 per gold ounce sold, $220 (14%) per ounce sold higher than the budget of $1,534 per gold ounce sold and $86 (5%) per ounce sold higher than $1,668 per ounce for the fourth quarter of 2024. Consolidated all-in sustaining costs for the fourth quarter of 2025 were higher than budget as a result of lower than budgeted gold ounces sold due to the timing of shipments at the Fekola Mine and higher than budgeted royalties resulting from a higher than budgeted gold price. The increase in realized gold price compared to budget for 2025 resulted in additional royalties of $169
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

per gold ounce sold.
For the year ended December 31, 2025, the Company generated net income of $427 million compared to a net loss of $627 million in 2024, predominantly due to higher revenues in 2025 and non-cash impairment charges on the Goose Mine and the Fekola Complex in 2024. Net income attributable to the shareholders of the Company was $402 million (net income attributable to shareholders of the Company of $0.30 per share) in 2025, compared to a net loss attributable to shareholders of $630 million (loss of $0.48 per share) in 2024. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2025 was $612 million ($0.46 per share) compared to $207 million ($0.16 per share) in 2024. The Company generated net income for the fourth quarter of 2025 of $180 million compared to a net loss of $9 million for the fourth quarter of 2024. For the fourth quarter of 2025, the Company generated net income attributable to the shareholders of the Company of $171 million (net income attributable to shareholders of the Company of $0.13 per share) compared to a net loss attributable to the shareholders of the Company of $12 million (net loss attributable to shareholders of the Company of $0.01 per share) in the fourth quarter of 2024. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2025 was $147 million ($0.11 per share) compared to $17 million ($0.01 per share) in the fourth quarter of 2024.
Cash flow provided by operating activities was $896 million for the year ended December 31, 2025 compared to $878 million during 2024, an increase of $18 million, due mainly to higher gold revenues and higher working capital inflows in 2025 offset by $500 million of proceeds received from the Gold Prepay contracts in 2024, and higher long-term inventory and long-term value added tax outflows in 2025. During the year ended December 31, 2025, the Company paid $502 million (2024 - $360 million) of current income tax, withholding and other taxes in cash. Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2025, the Company had cash and cash equivalents of $380 million compared to cash and cash equivalents of $337 million at December 31, 2024. Working capital (defined as current assets less current liabilities) at December 31, 2025 was $68 million compared to $321 million at December 31, 2024. At December 31, 2025, the Company had $150 million drawn on the Company's $800 million revolving credit facility ("RCF") with $650 million remaining available for future draw downs. Subsequent to December 31, 2025, $100 million of the outstanding RCF balance was repaid, leaving $750 million available under the RCF for future draw downs.

On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes”) with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of B2Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events, including redemption of the Notes by the Company. The Company has the right to redeem the Notes in certain circumstances and holders have the right to require the Company to repurchase the Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of the Company’s intention to implement a normal course issuer bid (the "NICB"), which became effective on April 3, 2025 and will expire no later than April 2, 2026. During the year ended December 31, 2025, the Company repurchased 2 million shares for $10 million under the NCIB. In early 2026, the Company repurchased a further 5 million shares for $24 million.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 grams per ton ("g/t"), with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life of mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine (the "Underground Mining Approval). This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. After receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground. Fekola underground performance has exceeded expectations since receipt of the underground mining approval in late July 2025, and is expected to ramp up
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

significantly in 2026 and subsequent years.

On September 15, 2025, the Company announced the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine. Subsequent to the release of the Preliminary Economic Assessment (the "PEA") results for the Antelope deposit on February 4, 2025, the Company has completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believe that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is estimated to be spent in 2026 and 2027, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Goose Mine achieved commercial production on October 2, 2025, based on an internal commercial production measure of 30 consecutive days with an average mill throughput of 65% or greater of mill design capacity of 4,000 tonnes per day (“tpd”). From September 3, 2025 through October 2, 2025, the mill achieved an average throughput of 2,652 tpd, which represents 66% of design capacity.

During the year ended December 31, 2025, the Company’s Board of Directors ("Board") declared four quarterly cash dividends of $0.02 per common share each (or $0.08 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

During 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the project. On February 3, 2026, the Fekola Mine also announced that it had reached an important safety milestone of operating for 2 years without a lost time injury incident.

During 2025, the Masbate Mine reached 3 million ounces of gold produced since the inception of the project (including production prior to its acquisition by B2Gold).

In February 2026, the Otjikoto Mine reached 2 million ounces of gold produced since the inception of the project.

Consolidated gold production for 2026 is expected to be between 820,000 and 970,000 ounces. The expected decrease in 2026 gold production relative to 2025 is predominantly due to a step down in production at the Otjikoto Mine following the completion of open pit mining in the Otjikoto Pit and expected lower production at the Fekola Complex as stripping of Phase 8 of the Fekola open pit continues, partially offset by the continued ramp up of the Goose Mine. Consolidated production in 2027 is expected to increase back to 2025 levels including steady state production for the Goose Mine for the full year. Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine, Goose Mine and Otjikoto Mine for 2026 is forecast to be between $1,155 and $1,280 per gold ounce and consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine, Goose Mine and Otjikoto Mine for 2026 is forecast to be between $2,400 and $2,580 per gold ounce, reflecting an investment in deferred stripping at the Fekola Mine and a partial ramp up year at the Goose Mine. Consolidated all-in sustaining cost guidance is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $485 million or approximately $525 per ounce sold. Each $100 per ounce change in the gold price is expected to impact consolidated all-in sustaining costs per ounce sold by approximately $12 per ounce.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024	2023

Gold revenue ($ in thousands)	1,053,977	499,788	3,061,238	1,902,030	1,934,272
Net income (loss) ($ in thousands)	180,259	(9,325)	426,699	(626,653)	41,588
Earnings (loss) per share – basic (1) ($/share)	0.13	(0.01)	0.30	(0.48)	0.01
Earnings (loss) per share – diluted (1) ($/share)	0.11	(0.01)	0.28	(0.48)	0.01
Cash provided by operating activities ($ in thousands)	286,364	120,544	895,836	877,604	714,453
Total assets ($ in thousands)	5,879,316	4,813,998	5,879,316	4,813,998	4,874,619
Non-current liabilities ($ in thousands)	1,176,544	1,197,614	1,176,544	1,197,614	651,173
Average realized gold price ($/ounce)	3,718	2,661	3,299	2,373	1,946
Adjusted net income(1)(2) ($ in thousands)	147,251	17,433	611,853	206,542	347,203
Adjusted earnings per share (1)(2) - basic ($)	0.11	0.01	0.46	0.16	0.28
Consolidated operations results:
Gold sold including pre-commercial ounces sold from the Goose Mine (ounces)	283,490	187,793	927,797	801,524	994,060
Gold sold excluding pre-commercial ounces sold from the Goose Mine (ounces)	283,490	187,793	920,112	801,524	994,060
Gold produced including pre-commercial production from the Goose Mine (ounces)	303,029	186,001	979,604	785,134	992,343
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	303,029	186,001	965,050	785,134	992,343
Production costs ($ in thousands)	227,935	181,376	745,446	681,828	616,197
Cash operating costs(2)(3) ($/gold ounce sold)	804	966	800	851	620
Cash operating costs(2)(3) ($/gold ounce produced)	736	968	769	879	631
Total cash costs(2)(3) ($/gold ounce sold)	1,266	1,235	1,174	1,034	756
All-in sustaining costs(2)(3) ($/gold ounce sold)	1,754	1,668	1,584	1,463	1,199
Operations results including equity investment in Calibre:
Gold sold (ounces)	283,490	187,793	927,797	821,168	1,062,785
Gold produced (ounces)	303,029	186,001	979,604	804,778	1,061,060
Production costs ($ in thousands)	227,935	181,376	745,446	706,954	683,963
Cash operating costs(2)(3) ($/gold ounce sold)	804	966	800	861	644
Cash operating costs(2)(3) ($/gold ounce produced)	736	968	769	889	654
Total cash costs(2)(3) ($/gold ounce sold)	1,266	1,235	1,174	1,041	776
All-in sustaining costs(2)(3) ($/ounce gold sold)	1,754	1,668	1,584	1,465	1,201
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Cash operating costs per gold ounce sold, cash operating costs per gold ounce produced, total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold do not include the results of pre-commercial production or sales from the Goose Mine.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2025 was $3.06 billion on sales of 927,797 ounces (including $0.03 billion on sales of 7,685 ounces of pre-commercial sales from the Goose Mine) at an average realized gold price of $3,299 per ounce, compared to $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per ounce in 2024. The increase in gold revenue for the year of 61% ($1.16 billion) was due to a 39% increase in the average realized gold price ($926 per ounce) and a 16% (126,273 ounces) increase in gold ounces sold. Consolidated gold revenue for the year ended December 31, 2025 includes $289 million ($2,181 per ounce sold) related to the delivery of 132,384 ounces under the Company’s Gold Prepay obligations. Revenues received under the Gold Prepay contracts entered into in January 2024 were initially deferred and are being recognized upon delivery of the underlying contract gold ounces over the period from July 2025 to June 2026.
For the year ended December 31, 2025, the Fekola Mine accounted for $1.74 billion (2024 - $0.95 billion) of gold revenue from the sale of 493,759 ounces (2024 - 404,458 ounces), the Masbate Mine accounted for $0.69 billion (2024 - $0.46 billion) of gold revenue from the sale of 195,813 ounces (2024 - 193,270 ounces), the Otjikoto Mine accounted for $0.69 billion (2024 - $0.49 billion) of gold revenue from the sale of 198,602 ounces (2024 - 203,796 ounces) and the Goose Mine accounted for $0.17 billion of gold revenue from the sale of 39,623 ounces.

Production and operating costs

Consolidated gold production for 2025 was 979,604 ounces (including 14,554 ounces of pre-commercial production from the Goose Mine), slightly below the mid-point of the Company's guidance range of between 940,000 and 1,045,000 ounces. In 2025, the Fekola Complex (Fekola Mine and Fekola Regional), and the Masbate and Otjikoto mines continued their strong performance producing 926,434 ounces of gold, at the mid-point of their guidance range of between 890,000 and 965,000 ounces. For 2025, production from the Fekola, Masbate and Otjikoto mines were 4% (22,121 ounces), 9% (16,126 ounces) and 14% (24,139 ounces) higher than budget, respectively. Fekola Complex production for 2025 was 530,769 ounces, 0.4% (2,155 ounces) higher than budget, with Fekola Mine outperformance in 2025 was offset by no production achieved at Fekola Regional. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces, which was 32% (18,513 ounces) below budget for the period (refer to "Review of Mining Operations and Development Projects" section below). In 2025, the Fekola, Masbate and Otjikoto Mines produced 35% (137,823 ounces), 1% (2,480 ounces) and 1% (997 ounces) more, respectively, than 2024.

For the year ended December 31, 2025, consolidated cash operating costs, excluding pre-commercial production from the Goose Mine (refer to "Non-IFRS Measures") were $769 per gold ounce produced ($800 per gold ounce sold), $178 (19%) per gold ounce produced lower than budget and $51 (6%) per gold ounce produced lower than 2024. Cash operating costs for the year ended December 31, 2025, were below the low end of the Company's guidance range of $795 to $855 per ounce. Cash operating costs per gold ounce produced for 2025 were lower than budget and 2024 mainly as a result of higher production and lower fuel costs in 2025.

Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2025, excluding pre-commercial ounces sold from the Goose Mine, were $1,584 per gold ounce sold compared to $1,463 per gold ounce sold for 2024 and at the low end the Company's guidance range for 2025 of $1,575 to $1,635 per ounce sold. The increase in realized gold price compared to budget for the year resulted in additional royalties of $169 per gold ounce sold.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $441 million for the year ended December 31, 2025, compared to $367 million in 2024. The 20% increase in depreciation expense was mainly due to a 13% increase in gold ounces sold plus an increase in the depreciation expense for the Goose Mine upon it achieving commercial production in the fourth quarter of 2025.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $344 million for the year ended December 31, 2025, compared to $147 million for the year ended December 31, 2024. The 134% increase in royalties and production taxes was mainly due to a 49% increase in the average gold price realized by the Company's operating mines, a 16% increase in gold ounces sold and a full year of the increased royalties, revenue-based production taxes and State funds for the Fekola Mine.

Other

General and administrative ("G&A") costs related mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2025, G&A costs increased by $8 million to $67 million, primarily due to higher bank charges related to repatriation of funds from operating jurisdictions.

Share-based payment expense for the year ended December 31, 2025, was $25 million, consistent with $25 million for the same period in 2024.

The Company recorded an expense for non-recoverable input taxes of $14 million for the year ended December 31, 2025, compared to $13 million for the year ended December 31, 2024.
The Company reported $10 million in foreign exchange losses for the year ended December 31, 2025, compared to foreign exchange losses of $24 million in 2024, reflecting impact of the strengthening of the Malian currency against the United States dollar.

For the year ended December 31, 2025, the Company's estimate of its share of its associates' net income was approximately $(1) million compared to $3 million in 2024.

Other operating expenses for the year ended December 31, 2025, were $14 million compared to $29 million in 2024 as the prior-year included $17 million for a regulatory dispute settlement in Mali.

The Company reported $38 million in interest and financing expense for the year ended December 31, 2025 compared to $35 million in 2024. Financing costs associated with the Notes in 2025 were partially offset by interest capitalized to the construction of qualifying assets, including the Goose Mine. For the year ended December 31, 2025, the Company recorded interest income of $12 million compared to $21 million in 2024.

The Company reported a loss on change in fair value of the gold stream obligation of $118 million for the year ended December 31, 2025, resulting primarily from increases in the gold forward curve prices, compared to a loss of $27 million for the year ended December 31, 2024.
Other non-operating income for the year ended December 31, 2025 was $5 million compared to an other non-operating expense for the year ended December 31, 2024 of $8 million. Non-operating income for the year ended December 31, 2025, was mainly related to gains on amortization of the flow-through share liability versus a $7 million expected credit loss on the loan to an associate during the same period in 2024.

For the year ended December 31, 2024, the Company recorded impairment charges totalling $876 million relating to the Fekola Complex of $194 million (pre-tax $215 million less $21 million deferred tax recovery) and the Goose Mine of $661 million.

For the year ended December 31, 2024, the Company recorded a $56 million gain on sale of mining interests in relation to the royalty portfolio sale to Versamet and recorded a $17 million gain on sale of shares in associate in relation to the sale of Calibre shares.
Current income tax, withholding and other taxes

For the year ended December 31, 2025, the Company recorded a net current income, withholding and other taxes expense of $695 million compared to $320 million in 2024, consisting of current income tax of $459 million (2024 - $264 million), the 20% priority dividend to the State of Mali of $117 million (2024 - $26 million) and withholding tax (on intercompany dividends and management fees) of $119 million (2024 - $29 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to 2024, current tax expense for 2025 was higher mainly as a result of higher net income at all sites as a result of higher revenues from a higher gold price and more gold ounces sold. In addition, withholding taxes were higher during the year ended December 31, 2025, as the Company repatriated more funds through dividends from operating sites than in 2024. For the year ended December 31, 2025, the Company recorded a deferred income tax recovery of $145 million compared to a deferred income tax recovery of $2 million in 2024. The majority of the deferred income tax recovery is a result of the weakening of the United States dollars versus the Malian and Namibian currencies, lower deferred income tax expense for temporary differences and changes in estimates for the recoverability of future income tax assets.
For the year ended December 31, 2025, the Company generated net income of $427 million compared to a net loss of $627 million in 2024 including net income attributable to the shareholders of the Company of $402 million ($0.30 per share) compared to a net loss attributable to the shareholders of the Company of $630 million ($0.48 per share) in 2024. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2025 was $612 million ($0.46 per share) compared to $207 million ($0.16 per share) in 2024. Adjusted net income for the year ended December 31, 2025 excluded unrealised losses on derivative instruments of $236 million, loss on change in fair value of the gold stream obligation of $118 million and deferred income tax recovery of $142 million.
Cash flow provided by operating activities was $896 million for the year ended December 31, 2025 compared to $878 million during 2024, an increase of $18 million, due mainly to higher gold revenues and higher working capital inflows in 2025 offset by $500 million of proceeds received from the Gold Prepay contracts in 2024, and higher long-term inventory and long-term value added tax outflows in 2025. During the year ended December 31, 2025, the Company paid $502 million (2024 - $360 million) of current income tax, withholding and other taxes in cash. Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2025, the Company had cash and cash equivalents of $380 million compared to cash and cash equivalents of $337 million at December 31, 2024. Working capital (defined as current assets less current liabilities) at December 31, 2025 was $68 million compared to $321 million at December 31, 2024. At December 31, 2025, the Company had $150 million drawn on the Company's $800 million RCF with $650 million remaining available for future draw downs. Subsequent to December 31, 2025, $100 million of the outstanding RCF balance was repaid, leaving $750 million available under the RCF for future draw downs.

Fourth quarter 2025 and 2024

Revenue

For the fourth quarter of 2025, consolidated gold revenue was $1.05 billion on sales of 283,490 ounces at an average realized gold price of $3,718 per ounce, compared to $0.50 billion on sales of 187,793 ounces at an average realized gold price of $2,661 per ounce in the fourth quarter of 2024. The increase in gold revenue for the fourth quarter of 111% ($0.55 billion) was due to a 40% increase in the average realized gold price ($1,057 per ounce) and a 51% (95,697 ounces) increase in gold ounces sold.

Consolidated gold revenue for the quarter ended December 31, 2025 includes $145 million ($2,186 per ounce sold) related to the delivery of 66,192 ounces under the Company’s Gold Prepay obligations. Revenues received under the Gold Prepay contracts entered into in January 2024 were initially deferred and are being recognized upon delivery of the underlying contract gold ounces over the period from July 2025 to June 2026.

In the fourth quarter of 2025, the Fekola Mine accounted for $639 million (fourth quarter of 2024 - $230 million) of gold revenue from the sale of 153,407 ounces (fourth quarter of 2024 - 86,453 ounces), the Masbate Mine accounted for $199 million (fourth quarter of 2024 - $136 million) of gold revenue from the sale of 47,420 ounces (fourth quarter of 2024 - 51,010 ounces), the Otjikoto Mine accounted for $212 million (fourth quarter of 2024 - $134 million) of gold revenue from the sale of 50,725 ounces (fourth quarter of 2024 - 50,330 ounces) and the Goose Mine accounted for $137 million of gold revenue from the sale of 31,938 ounces.

Production and operating costs
In the fourth quarter of 2025, B2Gold’s consolidated gold production was 303,029 ounces, 1% (2,516 ounces) lower than budget but 63% (117,028 ounces) higher than the fourth quarter of 2024. In the fourth quarter of 2025, the Fekola, Masbate and Otjikoto mines were 10% (14,984 ounces), 9% (4,150 ounces) and 45% (15,723 ounces), respectively, above budget. Fekola Complex production in the fourth quarter of 2025 was 163,720 ounces, 2% (3,876 ounces) lower than budget, with Fekola Mine outperformance in the fourth quarter of 2025 offset by no production achieved at Fekola Regional. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces, which was 32% (18,513 ounces) below budget for the quarter. In the fourth quarter of 2025, the Fekola and Masbate mines were 95% (79,705 ounces) and 1% (366 ounces), respectively, higher than the fourth quarter of 2024. Gold production at the Otjikoto Mine was 3% (1,659 ounces) below the fourth quarter of 2024.
In the fourth quarter of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $736 per gold ounce produced ($804 per gold ounce sold), $192 (21%) per gold ounce produced below budget and $232 (24%) per gold ounce produced lower than the fourth quarter of 2024. Consolidated cash operating costs per ounce for the fourth quarter of 2025 were lower than budget and the fourth quarter of 2024 primarily as a result of higher production and lower fuel costs in the fourth quarter of 2025.
Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2025 were $1,754 per gold ounce sold, $220 (14%) per ounce sold higher than the budget of $1,534 per gold ounce sold and higher than $1,668 per gold ounce sold for the fourth quarter of 2024. Consolidated all-in sustaining costs for the fourth quarter of 2025 were higher than budget, and the fourth quarter of 2024, as a result of higher than budgeted royalties resulting from a higher than budgeted gold price.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $144 million in the fourth quarter of 2025 compared to $94 million in the fourth quarter of 2024. The 53% increase in depreciation expense compared to the fourth quarter of 2024 was primarily due to a 51% increase in the gold ounces sold plus an increase in the depreciation expense for the Goose Mine upon it achieving commercial production partially offset by lower per ounce depreciation for the Otjikoto Mine following the completion of open pit mining.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $131 million for the fourth quarter of 2025 compared to $51 million in the fourth quarter of 2024. The 157% increase in royalties and production taxes resulted mainly from a 57% increase in the average gold price realized by the Company's operating mines and 51% higher gold ounces sold in the fourth quarter of 2025.
Other
G&A for the fourth quarter of 2025 of $24 million which was $5 million higher than the fourth quarter of 2024, primarily due to higher bank charges related to repatriation of funds from operating jurisdictions and the impact of a weaker United States dollar.
Share-based payment expense for the fourth quarter of 2025 was $4 million, $6 million lower than the fourth quarter of 2024. The lower share-based payment expense resulted from the issuance of the remaining shares from the Company's incentive trust in the fourth quarter of 2024.
The Company recorded foreign exchange losses of $14 million for the fourth quarter of 2025 compared to $16 million for the fourth quarter of 2024.
Other operating income for the fourth quarter of 2025 was $3 million compared to income of $5 million in the fourth quarter of 2024.

The Company reported $22 million in interest and financing expense for the fourth quarter of 2025 compared to $11 million in the fourth quarter of 2024. The higher interest and financing expense for the fourth quarter of 2025 compared with the fourth quarter of 2024 was primarily a result of financing costs associated with the Notes combined with lower levels of interest capitalization due to the Goose Mine declaring commercial production in the fourth quarter of 2025. For the fourth quarter of 2025, the Company recorded interest income of $3 million compared to $4 million in the fourth quarter of 2024.
The Company reported a loss on change in fair value of the gold stream obligation of $38 million for the fourth quarter of 2025, resulting primarily from increases in the gold forward curve prices, compared to a loss of $6 million for the fourth quarter of 2024.
Other non-operating income for the fourth quarter of 2025 was $2 million compared to other non-operating expense for the fourth quarter of 2024 of $10 million. The fourth quarter of 2024 included an expense of a $7 million for an expected credit loss on the Company's loan to an associate.
For the fourth quarter of 2025, the Company recorded a net current income, withholding and other taxes expense of $304 million compared to $87 million in the fourth quarter of 2024, consisting of current income tax of $174 million (fourth quarter of 2024 - $49 million), the 20% priority dividend to the State of Mali of $53 million (fourth quarter of 2024 - $16 million) and withholding tax (on dividends from subsidiaries and management fees) of $78 million (fourth quarter of 2024 - $22 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. During the fourth quarter of 2024, the priority dividend rate increased from 10% to 20% retroactive to the beginning of the year. Compared to the fourth quarter of 2024, current income, withholding and other tax expense for the fourth quarter of 2025 was $217 million higher mainly because of higher income in the fourth quarter of 2025 driven by higher ounces sold, higher gold prices and higher funds repatriated through dividends from operating sites which attracted withholding taxes. For the fourth quarter of 2025, the Company recorded a deferred income tax recovery of $125 million compared to a deferred income tax expense of $31 million in the fourth quarter of 2024. The increased deferred income tax expense in the fourth quarter of 2025 was primarily due to higher deferred income tax for temporary differences, changes in estimates for the recoverability of future income tax assets and higher foreign exchange impacts due to the strengthening of the Namibian and Malian currencies.
Net income for the fourth quarter of 2025 was $180 million compared to a net loss of $9 million for the fourth quarter of 2024. For the fourth quarter of 2025, the Company generated net income attributable to the shareholders of the Company of $171 million ($0.13 per share) compared to a net loss attributable to the shareholders of the Company of $12 million ($0.01 per share) in the fourth quarter of 2024. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2025 was $147 million ($0.11 per share) compared to $17 million ($0.01 per share) in the fourth quarter of 2024. Adjusted net income in the fourth quarter of 2025 excluded unrealised losses on derivative instruments of $64 million, a loss on the change in fair value of gold stream obligation of $38 million and deferred income tax recovery of $125 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Complex - Mali

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	639,133	229,779	1,743,698	951,676
Gold sold (ounces)	153,407	86,453	493,759	404,458
Average realized gold price ($/ounce)	4,166	2,658	3,531	2,353
Tonnes of ore milled	2,402,312	2,442,390	9,763,519	9,891,717
Grade (grams/tonne)	2.29	1.17	1.84	1.34
Recovery (%)	92.4	91.9	91.8	92.6
Gold production (ounces)	163,720	84,015	530,769	392,946
Production costs ($ in thousands)	118,511	107,778	408,105	384,221
Cash operating costs(1) ($/gold ounce sold)	773	1,247	827	950
Cash operating costs(1) ($/gold ounce produced)	642	1,192	772	990
Total cash costs(1) ($/gold ounce sold)	1,490	1,684	1,389	1,198
All-in sustaining costs(1) ($/gold ounce sold)	1,903	2,237	1,804	1,723
Capital expenditures ($ in thousands)	50,175	59,571	222,670	257,776
Exploration ($ in thousands)	609	1,292	609	4,428
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area comprised of the consolidated Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine. Delays in the receipt of the Fekola Regional exploitation permit resulted in no mining activity from Fekola Regional in 2025.

The Fekola Mine produced 530,769 ounces of gold for the full year 2025, 22,121 ounces (4%) higher than budget and still within the overall Fekola Complex (Fekola Mine and Fekola Regional) guidance range of between 515,000 and 550,000 ounces. Production for the year ended December 31, 2025 was 35% (137,823 ounces) higher compared to 2024. The Fekola Complex production budget and guidance ranges for 2025 assumed approximately 20,000 ounces of production from Fekola Regional. However, the Fekola Mine's outperformance compared to budget resulted in Fekola Complex production which was close to the mid-point of its guidance range. The significantly higher gold production in 2025 as compared to 2024 was due to the initial processing of ore from the Fekola underground mine which commenced production in the third quarter of 2025, as well as, much higher ore production from Fekola Phase 7 during 2025. Fekola underground produced 25,230 ounces in 2025, with significant ramp up expected in 2026 and subsequent years. For the year ended December 31, 2025, mill feed grade was 1.84 g/t compared to budget of 1.83 g/t and 1.34 g/t in 2024; mill throughput was 9.76 million tonnes compared to budget of 9.31 million tonnes and 9.89 million tonnes in 2024; and gold recovery averaged 91.8% compared to budget of 93.4% and 92.6% in 2024. Recoveries were lower due to a coarser grind size required to operate the mill at a higher throughput. In the fourth quarter of 2025, the Fekola Mine in Mali produced 163,720 ounces of gold, 10% (14,984 ounces) higher than budgeted and 95% (79,705 ounces) higher compared to the fourth quarter of 2024. The significantly higher gold production during the fourth quarter 2025 as compared to the fourth quarter of 2024 was as a result of the same reasons as higher annual production outlined above. For the fourth quarter of 2025, mill feed grade was 2.29 g/t compared to budget of 2.26 g/t and 1.17 g/t in the fourth quarter of 2024; mill throughput was 2.40 million tonnes compared to budget of 2.21 million tonnes and 2.44 million tonnes in the fourth quarter of 2024; and gold recovery averaged 92.4% compared to budget of 94.0% and 91.9% in the fourth quarter of 2024. During the third quarter of 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the mine. On February 3, 2026, the Fekola Mine also achieved a significant safety milestone, celebrating 2 years of operating without a lost time injury incident.

For the year ended December 31, 2025, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $772 per ounce produced ($827 per gold ounce sold) were within the Fekola Complex guidance range of between $740 to $800 per ounce and $70 (8%) per ounce produced lower than budget. Cash operating costs per ounce produced for the year were lower than budget as a result of higher than budgeted gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil ("HFO"), lower site general costs, and lower underground mining costs due to the timing of receipt of the underground permit approval. Cash operating costs for 2025 were $218 (22%) per ounce produced lower than in 2024 due to higher production. Fekola’s cash operating costs for the fourth quarter of 2025 were $642 per gold ounce produced ($773 per gold ounce sold), $40 (6%) per ounce produced lower than budget and $550 (46%) per gold ounce produced lower than the fourth quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2025 were $1,804 per gold ounce sold, higher than the Fekola Complex guidance range of between $1,670 and $1,730 per ounce. For the year ended December 31, 2024, all-in sustaining costs were $1,723 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2025 were above the Fekola Mine's guidance range as a result of lower than budgeted gold ounces sold and higher than budgeted royalties resulting from a higher than budgeted gold price. The increase in realized gold price compared with budget for the year resulted in additional royalties of $272 per ounce sold. Gold sales were below budget due to the timing of shipments. The Fekola Mine shipped approximately 20,500 ounces close to the end of the year that were subsequently sold in early January 2026. All-in sustaining costs for the fourth quarter of 2025 were $1,903 per gold ounce sold compared to a budget of $1,262 per gold ounce sold and $2,237 per gold ounce sold in the fourth quarter of 2024.

Capital expenditures for the year ended December 31, 2025, totalled $223 million, primarily consisting of $84 million for deferred stripping, $57 million for Fekola underground development, $55 million for mobile equipment purchases and rebuilds, $10 million for the construction of a new tailings storage facility ("TSF"), $4 million for power plant rebuilds and $3 million for solar plant expansion. Capital expenditures in the fourth quarter of 2025 totalled $50 million, primarily consisting of $20 million for deferred stripping, $6 million for Fekola underground development, $19 million for mobile equipment purchases and rebuilds, $2 million for power plant rebuilds and $1 million for the construction of a new TSF.

During the year ended December 31, 2025, the Company received refunds of approximately $65 million in VAT receivables from the Government of Mali by way of offsets against income tax installments.

On July 30, 2025, the State of Mali granted the Underground Mining Approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company had been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine. This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. After receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground and production is expected to ramp up significantly in 2026 and subsequent years.

The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the life of the Complex. The Company now expects to receive the Fekola Regional exploitation permit during the first quarter of 2026. Upon receipt of the exploitation permit for Fekola Regional, mining pre-stripping activities will commence immediately for a period of three months, followed by initial gold production expected to commence in the second half 2026. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Fekola Regional gold production is expected to ramp up to average approximately 180,000 ounces per year over its first five years of full production from 2027 through 2031, with a mine life expected to extend well into the 2030’s.

The Fekola Complex in Mali is expected to produce between 410,000 and 460,000 ounces of gold in 2026 at cash operating costs of between $1,060 and $1,160 per ounce produced and all-in sustaining costs of between $2,670 and $2,820 per ounce sold. Fekola Regional is anticipated to contribute between 60,000 and 80,000 ounces to the Fekola Complex gold production in 2026 through the trucking of open pit ore to the Fekola mill once the exploitation permit has been received. Gold production at the Fekola Complex is expected to be relatively consistent throughout the year as production from Fekola Regional is expected to ramp up in the second half of the year and will offset decreased production from Fekola Phase 7 as the Fekola pit begins to transition to Phase 8. All-in sustaining cost guidance for the Fekola Complex is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $410 million or approximately $910 per ounce sold. Each $100 per ounce change in the gold price is expected to impact the Fekola Complex all-in sustaining costs by approximately $23 per ounce.

The Fekola Complex is projected to process 9.57 million tonnes of ore during 2026 at an average grade of 1.57 g/t gold with a process gold recovery of 92.4%.

Capital expenditures in 2026 for the Fekola Complex are expected to total approximately $280 million. Approximately $278 million is expected to be classified as sustaining capital expenditures and $2 million is expected to be classified as non-sustaining. Sustaining capital expenditures are expected to include approximately: $137 million for deferred stripping, $41 million for mobile equipment rebuilds, $33 million for mining equipment, $19 million for underground development, $17 million for TSF construction, $5 million for power plant rebuilds, $11 million for other mining costs, and $12 million for general site expenses. Non-sustaining capital expenditures include $2 million for relocation projects at Fekola Regional.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	198,919	135,976	687,251	464,141
Gold sold (ounces)	47,420	51,010	195,813	193,270
Average realized gold price ($/ounce)	4,195	2,666	3,510	2,402
Tonnes of ore milled	2,190,866	2,190,610	8,830,995	8,600,241
Grade (grams/tonne)	0.91	0.95	0.89	0.96
Recovery (%)	78.0	74.1	78.0	72.8
Gold production (ounces)	49,900	49,534	196,526	194,046
Production costs ($ in thousands)	40,368	38,392	162,484	161,462
Cash operating costs(1) ($/gold ounce sold)	851	753	830	835
Cash operating costs(1) ($/gold ounce produced)	813	835	813	838
Total cash costs(1) ($/gold ounce sold)	1,078	897	1,018	974
All-in sustaining costs(1) ($/gold ounce sold)	1,230	1,102	1,239	1,155
Capital expenditures ($ in thousands)	6,109	9,534	41,257	29,763
Exploration ($ in thousands)	1,086	610	2,639	3,649

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2025, producing 196,526 ounces of gold, within its guidance range of 190,000 to 210,000 ounces. Gold production for the year ended December 31, 2025, was 16,126 ounces (9%) higher than budget and 2,480 ounces (1%) higher than the same period of 2024. The higher than budget gold production was due to better mill productivity, partially offset by lower than expected recoveries, due to a change in mining sequences. For the year ended December 31, 2025, mill feed grade was 0.89 g/t compared to budget of 0.88 g/t and 0.96 g/t in 2024; mill throughput was a record 8.83 million tonnes compared to budget of 8.00 million tonnes and 8.60 million tonnes in 2024; and gold recovery averaged 78.0% compared to budget of 79.9% and 72.8% in 2024. In the fourth quarter of 2025, Masbate produced 49,900 ounces of gold 9% (4,150 ounces) above budget and 1% (366 ounces) above the same period in 2024. Fourth quarter of 2025 gold production was higher than budget, due to higher throughput. Compared to the fourth quarter of 2024, the fourth quarter of 2025 was in line as lower gold grade was offset by higher recoveries. Fourth quarter of 2025 mill feed grade was 0.91 g/t compared to budget of 0.90 g/t and 0.95 g/t in the fourth quarter of 2024; mill throughput was 2.19 million tonnes compared to budget of 1.97 million tonnes and 2.19 million tonnes in the fourth quarter of 2024; and gold recovery averaged 78.0% compared to budget of 80.4% and 74.1% in the fourth quarter of 2024.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2025, were $813 per ounce produced ($830 per gold ounce sold), were well below the lower end of its guidance range of between $850 and $910 per ounce. Cash operating costs per ounce produced for the year ended December 31, 2025, were 18% ($181 per ounce) below budget and 3% ($25 per ounce) lower than the year ended December 31, 2024. Cash operating costs per gold ounce produced for the year ended December 31, 2025, were below budget primarily due to higher than budgeted gold production (as a result of higher throughput) and lower than anticipated mining and processing costs including the impact of lower fuel costs. The Masbate Mine's cash operating costs for the fourth quarter of 2025 were $813 per gold ounce produced ($851 per gold ounce sold) which was $149 (15%) per ounce produced lower than budget and $22 (3%) per ounce produced lower than the fourth quarter of 2024. The reasons for the variances in cash operating costs per ounce produced for the fourth quarter of 2025 compared to budget and the fourth quarter of 2024 are consistent with those noted for the year ended December 31, 2025.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine for the year ended December 31, 2025, were $1,239 per gold ounce sold, below the lower end of its guidance range of between $1,245 and $1,305 per ounce sold but above the $1,155 per gold ounce sold for the year ended December 31, 2024. All-in sustaining costs for the year ended December 31, 2025 were lower than the guidance range as a result of higher than budgeted gold ounces sold and lower than budgeted cash operating costs described above, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The increase in realized gold price compared with budget for the year resulted in additional royalties of $57 per ounce sold. All-in sustaining costs for the fourth quarter of 2025 were $1,230 per gold ounce sold compared to a budget of $1,300 per gold ounce sold and $1,102 per gold ounce sold in the fourth quarter of 2024. All-in sustaining costs for the fourth quarter of 2025 were below budget for the same reasons as the full year of 2025 outlined above.

Capital expenditures totalled $41 million in 2025, primarily consisting of $10 million for deferred stripping, $7 million for a solar plant, $5 million for process plant rebuilds, $7 million for mobile equipment purchases and rebuilds, $4 million for land acquisitions and $3 million for expansion of the existing TSF. Capital expenditures for the fourth quarter of 2025 totalled $6 million, primarily consisting of $1 million for process plant rebuilds, $1 million for land acquisitions, and $2 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2026 at cash operating costs of between $900 and $1,000 per ounce produced and all-in sustaining costs of between $1,430 and $1,580 per ounce sold. Gold production at Masbate is expected to be relatively consistent throughout 2026. All-in sustaining cost guidance for the Masbate Mine is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $45 million or approximately $240 per ounce sold. Masbate is projected to process 8.2 million tonnes of ore at an average grade of 0.93 g/t gold with a process gold recovery of 74.9%. Mill feed will be a blend of mined fresh, transitional and ore from the Main Vein, Blue Quartz and Old Lady pits, as well as low-grade ore from stockpiles.

Capital expenditures in 2026 for the Masbate Mine are expected to total $61 million. Approximately $49 million are expected to be classified as sustaining capital expenditures and $12 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $11 million for deferred stripping, $17 million for mobile equipment rebuilds and replacements, $8 million for continued construction of the solar plant, $7 million for tailings storage facility construction, $3 million for land acquisitions, $3 million for process plant rebuilds, and $1 million for general site capital projects. Non-sustaining capital expenditures are comprised of $9 million of land acquisition costs and $3 million of development costs for the Pajo project.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	211,775	134,034	685,069	486,213
Gold sold (ounces)	50,725	50,330	198,602	203,796
Average realized gold price ($/ounce)	4,175	2,663	3,449	2,386
Tonnes of ore milled	836,850	788,536	3,436,347	3,338,384
Grade (grams/tonne)	1.91	2.10	1.83	1.87
Recovery (%)	98.7	98.6	98.7	98.6
Gold production (ounces)	50,793	52,452	199,139	198,142
Production costs ($ in thousands)	33,653	35,206	130,327	136,145
Cash operating costs(1) ($/gold ounce sold)	663	700	656	668
Cash operating costs(1) ($/gold ounce produced)	716	733	658	699
Total cash costs(1) ($/gold ounce sold)	831	806	794	763
All-in sustaining costs(1) ($/gold ounce sold)	1,085	913	969	951
Capital expenditures ($ in thousands)	11,298	2,714	24,005	28,842
Exploration ($ in thousands)	1,700	2,634	8,133	7,825
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 199,139 ounces of gold in 2025, near the high end of its guidance range of between 185,000 and 205,000 ounces. Gold production for the year was 14% (24,139 ounces) above budget and 1% (997 ounces) higher compared to 2024. Gold production for the year ended December 31, 2025, was higher than both budget and 2024 as a result of higher throughput. Gold grade was higher than budget but slightly lower than 2024. For the year ended December 31, 2025, mill feed grade was 1.83 g/t compared to budget of 1.63 g/t and 1.87 g/t in 2024; mill throughput was 3.44 million tonnes compared to budget of 3.40 million tonnes and 3.34 million tonnes in 2024; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.6% in 2024. In the fourth quarter of 2025, the Otjikoto Mine produced 50,793 ounces of gold which was 45% (15,723 ounces) above budget but 3% (1,659 ounces) lower than the fourth quarter of 2024. Gold production in the fourth quarter of 2025 was higher than budget due to the continued processing of high-grade open pit ore stockpiles after the completion of open pit mining activities in the Otjikoto pit in October 2025. For the fourth quarter of 2025, mill feed grade was 1.91 g/t compared to budget of 1.30 g/t and 2.10 g/t in the fourth quarter of 2024; mill throughput was 0.84 million tonnes compared to budget of 0.86 million tonnes and 0.79 million tonnes in the fourth quarter of 2024; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.6% in the fourth quarter of 2024.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2025, were $658 per gold ounce produced ($656 per gold ounce sold), below the mid-point of the guidance range of between $635 and $695 per ounce produced. Cash operating costs per ounce produced for the year ended December 31, 2025, were 10% ($74 per ounce) below budget and 6% ($41 per ounce) below the year-ended December 31, 2024. For the fourth quarter of 2024, the Otjikoto Mine's cash operating costs were $716 per gold ounce produced ($663 per ounce gold sold), compared to a budget of $946 per ounce produced. Lower than budget cash operating costs per ounce produced for the fourth quarter and year ended December 31, 2025, were driven by higher than budgeted gold ounces produced as noted above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2025 were $969 per gold ounce sold at the low end of its guidance range of $965 to $1,025 per ounce sold but slightly higher compared to $951 per gold ounce sold in 2024. All-in sustaining costs for the year ended December 31, 2025, were at the low-end of the guidance range as a result of higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for 2025 were $8 million below budget mainly a result of lower than budgeted underground development. The increase in realized gold price compared with budget for the year resulted in additional royalties of $48 per ounce sold. All-in sustaining costs for the fourth quarter of 2025 were $1,085 per gold ounce sold, below budget of $1,254 per gold ounce sold but higher than $913 per gold ounce sold in the fourth quarter of 2024.

Capital expenditures totalled $24 million in 2025, consisting mainly of $11 million for Wolfshag underground development, $5 million for TSF expansion, $4 million of Antelope development costs and $3 million of mobile equipment rebuild costs. Capital expenditures for the fourth quarter of 2025 totalled $11 million, primarily consisting of $4 million for Wolfshag underground development, $4 million for TSF expansion and $3 million for Antelope development.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period between 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The Company approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders.

On September 15, 2025, the Company announced it had approved a development decision on the Antelope underground deposit. Subsequent to the release of the Preliminary Economic Assessment results for the Antelope deposit, the Company completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believes that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is expected to be spent in 2026 and 2027. The PEA indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life of mine. In combination with the processing of existing low-grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto Mine in Namibia is expected to produce between 70,000 and 90,000 ounces of gold in 2026 at cash operating costs of between $1,200 and $1,300 per ounce produced and all-in sustaining costs of between $1,830 and $1,980 per ounce sold. Gold production at Otjikoto in 2026 is budgeted to be lower than 2025 due to the completion of open pit mining activities in the Otjikoto pit in the fourth quarter of 2025. All-in sustaining cost guidance for the Otjikoto Mine is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $17 million or approximately $200 per ounce sold. For the full year 2026, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 0.80 g/t gold with a process gold recovery of 97.4%. Processed ore will be sourced from the Wolfshag underground mine, supplemented by existing low-grade ore stockpiles.

Capital expenditures in 2026 for the Otjikoto Mine are expected to total $57 million. Approximately $26 million are expected to be classified as sustaining capital expenditures and $31 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $13 million for underground development and $13 million for TSF expansion. Non-sustaining capital expenditures relate to Antelope deposit development.

Goose Mine - Canada

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	136,758	—	165,651	—
Gold sold including pre-commercial sales (ounces)	31,938	—	39,623	—
Gold sold excluding pre-commercial sales (ounces)	31,938	—	31,938	—
Average realized gold price ($/ounce)	4,282	—	4,181	—
Tonnes of ore milled	210,317	—	355,835	—
Grade (grams/tonne)	6.22	—	5.16	—
Recovery (%)	91.7	—	90.1	—
Gold production including pre-commercial production (ounces)	38,616	—	53,170	—
Gold production excluding pre-commercial production (ounces)	38,616	—	38,616	—
Production costs ($ in thousands)	35,403	—	44,530	—
Cash operating costs post-commercial production(1) ($/gold ounce sold)	1,108	—	1,108	—
Cash operating costs post-commercial production(1) ($/gold ounce produced)	1,066	—	1,066	—
Total cash costs(1) ($/gold ounce sold)	1,156	—	1,156	—
All-in sustaining costs(1) ($/gold ounce sold)	2,249	—	2,249	—
Capital expenditures ($ in thousands)	76,089	149,262	471,453	515,391
Exploration ($ in thousands)	8,694	6,335	24,635	28,864
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District in Canada consists of eleven mineral claims blocks along an 80 km belt and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the District in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

The Goose Mine achieved commercial production on October 2, 2025. During the year ended December 31, 2025, the Goose Mine produced 53,170 ounces of gold, at the low end of its guidance range of between 50,000 and 80,000 ounces. For the year ended December 31, 2025, mill feed grade was 5.16 g/t; mill throughput was 0.36 million tonnes; and gold recovery averaged 90.1%. In the fourth quarter of 2025, the Goose Mine produced 38,616 ounces of gold. For the fourth quarter of 2025, mill feed grade was 6.22 g/t; mill throughput was 0.21 million tonnes; and gold recovery averaged 91.7%. Open pit mining rates at the Umwelt deposit continued to meet expectations during the second half of 2025 and underground mining of Umwelt ore is currently ongoing. For the fourth quarter of 2025, mill feed predominantly came from the Umwelt deposit. Production for the Goose Mine in 2025 was impacted by crushing plant capacity shortfalls in the third quarter of 2025 and temporary delays in accessing higher grade ore from the Umwelt underground in the third quarter and early fourth quarter of 2025.

The Goose Mine crushing circuit is currently being supplemented with a mobile crusher. Production during the fourth quarter of 2025 was impacted by unseasonably low temperatures, which impacted the performance of the mobile crushing unit. The mobile crushing unit is not enclosed and is susceptible to operational interruptions in extreme cold. Initial modifications to improve performance of the crushing circuit in the near-term, including the addition of a run-of-mine bin and apron feeder, which were ordered in late 2025, are scheduled to be implemented in the second half of 2026, at which point, use of the mobile crusher will cease to be necessary full time. The Company estimates that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tpd once these initial modifications are implemented. Additionally, the Company is studying more comprehensive crushing circuit improvements to increase design capacity of the existing crushing circuit to enable it to run at an average rate of 4,000 tpd. These studies will be finalized in the first half of 2026, at which point the Company will determine the optimal scope and timing of additional crushing circuit improvements.

The Goose Mine's cash operating costs (refer to “Non-IFRS Measures”) post-commercial production were $1,066 per gold ounce produced ($1,108 per gold ounce sold), well below the guidance range of between $2,300 and $2,360 per gold ounce produced mainly due to a greater than budgeted portion of site general and camp costs that were capitalized as they related to ongoing construction activities. All-in sustaining costs (refer to “Non-IFRS Measures”) post-commercial production were $2,249 per gold ounce sold, well below the guidance range of between $3,290 and $3,350 per ounce sold due to lower cash costs per ounce as noted above partially offset by lower gold ounces sold.

Capital expenditures in the year ended December 31, 2025, totalled $471 million and included $167 million of plant construction and mill optimization costs, $19 million of deferred stripping, $22 million for the power plant and $35 million of underground development costs. Costs for the year ended December 31, 2025, also included $11 million of commissioning costs and $119 million of site general and camp costs capitalized during the construction and ramp up from first pour to commercial production. Capital expenditures in the fourth quarter of 2025 totalled $77 million primarily consisting of $42 million of plant construction and mill optimization costs, $4 million of deferred stripping, $1 million for the power plant and $16 million of underground development costs. Costs in the fourth quarter of 2025 also included $1 million of commissioning costs and $19 million of site general and camp costs related to ongoing construction activities.

The Goose Mine in Canada is expected to produce between 170,000 and 230,000 ounces of gold in 2026, at cash operating costs of between $1,610 and $1,810 per ounce and all-in sustaining costs of between $2,670 and $2,970 per ounce. All-in sustaining cost guidance for the Goose Mine is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $16 million, or approximately $75 per ounce sold. For the full year 2026, Goose is projected to process a total of 1.04 million tonnes of ore at an average grade of 6.83 g/t gold with a process gold recovery of 92.5%. Mining and processing of higher-grade ore from the Umwelt underground commenced in late October 2025 and processed ore will continue to be sourced from the Umwelt surface and underground mining operations in 2026. Throughput for 2026 is expected to ramp up through the year as the weather warms, which will increase the availability of the mobile crushing unit. The use of the mobile crushing unit is expected to continue during 2026 until the installation of the run-of-mine bin and apron feeder is completed, at which point, the Goose Mine is expected to operate, in the near-term, at an average daily capacity of approximately 3,200 tpd. Based on the factors described above combined with the mill feed grade profile, the Company anticipates gold production will be heavily weighted to the second half of 2026, with approximately 65% of estimated annual gold production to be achieved during the third and fourth quarters. The Company expects crushing capacity will be able to be increased up to 4,000 tpd in the first half of 2027, upon which annual gold production is expected to exceed 300,000 ounces per year and continuing over the medium-term. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full production capacity.

Capital expenditures in 2026 at Goose are expected to total $202 million. Approximately $188 million are expected to be classified as sustaining capital expenditures and $14 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $47 million of deferred stripping, $41 million for site infrastructure and civil projects, $38 million for underground development, $22 million for mobile equipment purchases, $13 million for underground infrastructure, $7 million for projects at the marine laydown area, $6 million for TSF construction, $6 million for powerhouse rebuilds, and $5 million for mobile equipment rebuilds. Non-sustaining capital expenditures relate to completion of ongoing site construction activities. They do not include capital expenditures related to the more comprehensive crushing circuit optimizations being evaluated. Estimated capital expenditures for any additional crushing circuit optimization changes will be released once the studies are completed in the first half of 2026 and the Company has determined which improvements to pursue.

Goose Mine Opportunities

Significant exploration potential remains across the Back River Gold District, with a total of $46 million budgeted for exploration in 2026. The Company's exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources in 2026.

In addition, work continues on the optimization study for the Goose Mine as previously announced in March 2025, including the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. The results of these studies are expected to be finalized in the first half of 2026 and are also expected to reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

Once these studies are completed the Company will assess the economics of each option and pursue the desired choice. This assessment is expected to include consideration of whether the Company should postpone any expenditures to increase Goose Mine milling capacity in favour of potential future capital development at George and other Back River Gold District regional targets.

In connection with these studies, B2Gold will also be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any proposed optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life of mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after-tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in December 2025 and the Modified Environmental Impact Study is expected to be submitted later in the first quarter of 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, the Company also intends to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project has a budget of $61 million for 2026, to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2025, the Company had cash and cash equivalents of $380 million compared to cash and cash equivalents of $337 million at December 31, 2024. Working capital (defined as current assets less current liabilities) at December 31, 2025 was $68 million compared to $321 million at December 31, 2024. Working capital at December 31, 2025 reflects the fair value of the current portion of the Company's derivative portfolio and higher income taxes payable both driven by higher gold prices, partially offset by higher supplies inventory levels primarily related to ramp up at the Goose Mine. At December 31, 2025, the Company had $150 million drawn on the Company's $800 million RCF with $650 million remaining available for future draw downs. Subsequent to December 31, 2025, $100 million of the outstanding RCF balance was repaid, leaving $750 million available under the RCF for future draw downs.

In January 2024, B2Gold entered into a series Gold Prepay contracts with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay contracts can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay contracts were executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2025, the Company was in compliance with these debt covenants.

On January 28, 2025, the Company issued Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events, including redemption of the Notes by the Company. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the year ended December 31, 2025, capital expenditures totalled $863 million. The most significant expenditures were Fekola Mine expenditures of $223 million, Masbate Mine expenditures of $41 million, Otjikoto Mine expenditures of $24 million, Goose Mine expenditures of $471 million, Fekola Regional pre-development expenditures of $21 million and Gramalote Project expenditures of $32 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2024 totalled $51 million.

As at December 31, 2025, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:
•For payments of $19 million for mobile equipment purchases and rebuilds and $1 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2026.
•For payments of $5 million for mobile equipment purchases, $5 million related to mill and process plant optimization and $4 million related to infrastructure upgrades at the Goose Mine, all of which is expected to be incurred in 2026.
•For payments of $5 million for mobile equipment purchases at the Masbate Mine, all of which is expected to be incurred in 2026.

For 2026, the Company has budgeted total capital expenditures of $280 million at the Fekola Complex, $202 million for the Goose Mine, $61 million at the Masbate Mine, $57 million at the Otjikoto Mine and $61 million at the Gramalote Project. The Company’s total 2026 exploration budget is approximately $73 million.

As at December 31, 2025, the Company’s significant commitments are disclosed in the table below:

	2026	2027	2028	2029	2030	Post 2030	Total
	$	$	$	$	$	$	$
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)

Accounts payable and accrued liabilities	174,802	—	—	—	—	—	174,802
Convertible notes
Principal	—	—	—	—	460,000	—	460,000
Interest	12,650	12,650	12,650	12,650	6,325	—	56,925
Revolving credit facility:
Principal	—	—	150,000	—	—	—	150,000
Interest & commitment fees (estimated)	9,420	9,420	9,083	—	—	—	27,923
Fekola equipment loan facilities:
Principal	7,835	7,835	7,835	2,815	—	—	26,320
Interest (estimated)	1,355	897	441	38	—	—	2,731
Goose Mine equipment loan facilities:
Principal	698	—	—	—	—	—	698
Interest (estimated)	21	—	—	—	—	—	21
Lease liabilities
Principal	17,718	12,177	7,085	2,608	2,404	12,476	54,468
Capital expenditure commitments	39,084	—	—	—	—	—	39,084
Mine restoration provisions	18,574	1,451	1,451	—	—	183,880	205,356
Employee benefits obligation	338	42	4,758	—	—	23,808	28,946
Other liabilities	10,767	4,922	1,441	6,116	3,932	3,752	30,930

	293,262	49,394	194,744	24,227	472,661	223,916	1,258,204
The Company accrues mine restoration provisions over the life of its mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.
Derivative financial instruments
Gold collars
During the year ended December 31, 2025, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair-value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at December 31, 2025:

	2026	2027	Total

Ounces	200,006	16,637	216,643
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at December 31, 2025 was $(234) million (2024 - $0 million).

Fuel contracts – fuel oil, gas oil

The Company uses forward contracts for fuel oil and gas oil to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2025, the Company entered into an additional series of forward contracts for the purchase of 42 million litres of gas oil and 73 million litres of fuel oil with scheduled settlement between May 2025 and October 2027. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2025:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	35,777	14,483	50,260
Average strike price	$0.40	$0.37	$0.39

Forward – gas oil:
Litres (thousands)	47,013	21,003	68,016
Average strike price	$0.53	$0.52	$0.53

The unrealized fair value of these contracts at December 31, 2025 was $(4) million (2024 - $(2) million).

Operating activities

Cash flow provided by operating activities was $896 million for the year ended December 31, 2025 compared to $878 million during 2024, an increase of $18 million due mainly higher gold revenues and higher working capital inflows in 2025 offset by $500 million of proceeds received from the Gold Prepay contracts in 2024, and higher long-term inventory and long-term value added tax outflows in 2025. During the year ended December 31, 2025, the Company paid $502 million (2024 - $360 million) of current income tax, withholding and other taxes in cash. Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.

Financing activities

The Company’s cash used by financing activities for the year ended December 31, 2025 was a net inflow of $59 million. For the year ended December 31, 2025, the Company issued the Notes for net proceeds of $446 million, repaid $450 million of the balance drawn on the RCF, made drawdowns totalling $200 million on the RCF, made interest and commitment fee payments of $18 million, made a drawdown of $21 million on equipment loans, made equipment loan facility repayments of $14 million, made principal payments on lease arrangements of $22 million, received $66 million in proceeds upon the exercise of stock options, raised $14 million from a flow-through share issuance, made dividend payments of $103 million, realised losses of $37 million on derivative instruments and distributed $30 million to non-controlling interests.

On January 28, 2025, the Company issued the Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025, and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025, and is subject to adjustment in certain events, including redemption of the Notes by the Company. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require the Company to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

During the year ended December 31, 2025, the Board declared four cash dividends of $0.02 per common share each (or $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of the Company's capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared in 2025, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement an NCIB, which became effective on April 3, 2025 and will expire no later than April 2, 2026. During year ended December 31, 2025, the Company repurchased 2 million shares for $10 million under the NCIB. In early 2026, the Company repurchased a further 5 million shares for $24 million.

Investing activities

For the year ended December 31, 2025, capital expenditures totalled $863 million. The most significant expenditures were Fekola Mine expenditures of $223 million, Masbate Mine expenditures of $41 million, Otjikoto Mine expenditures of $24 million, Goose Mine expenditures of $471 million, Fekola Regional pre-development expenditures of $21 million and Gramalote Project expenditures of $32 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2025 totalled $51 million. In addition, for the year ended December 31, 2025, the Company purchased additional shares in associates for $5 million, purchased long-term investments for $26 million, funded into reclamation accounts for $11 million, purchased short-term investments for $45 million and redeemed short-term investments for $55 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2025	For the three months ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	609	1,292	609	4,428
Masbate Mine, exploration	1,086	610	2,639	3,649
Otjikoto Mine, exploration	1,700	2,634	8,133	7,825
Goose Mine, exploration	8,694	6,335	24,635	28,864
Back River Regional, exploration	1,081	(7)	10,685	439
Finland Properties, exploration	254	359	1,472	3,079
Fekola Regional Properties, exploration	1,319	1,791	1,319	2,428
Other	724	451	1,187	1,917

	15,467	13,465	50,679	52,629
B2Gold executed another year of aggressive exploration in 2025 incurring $61 million (including $10 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a budget of $61 million. Exploration in 2025 was focused predominantly on the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine focused on drilling the Antelope deposit. In Mali, the exploration program at the Fekola Complex was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at the Masbate Mine focused on extending the Pajo deposit drilling targets immediately south of mine infrastructure.

B2Gold is planning another year of extensive exploration in 2026 with a budget of approximately $73 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at the Masbate Mine will continue to focus on new targets located south of the existing infrastructure as well as commencing exploration on the newly permitted Uson Project. Early-stage exploration programs will continue in the Philippines and Kazakhstan in 2026. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

Back River Gold District Exploration

A total of $32 million was budgeted for exploration at the Back River Gold District in 2025 to complete approximately 25,000 meters ("M") of drilling, including confirmation drilling at the Umwelt deposit, as well as exploration drilling at several Goose Mine regional targets that were developed based on structural modelling and geophysical re-processing. For the year ended December 31, 2025, the Company ultimately incurred $35 million on Back River Gold District exploration and completed 19,735 m of drilling over 87 drill holes at the Goose Mine. This included 14,480 m over 39 drill holes at the Umwelt deposit, 4,231 m over 15 drill holes at the Llama deposit area, 7,361 m over 14 exploration target drill holes, and 137 m over one metallurgical hole at the Goose Main deposit.

In addition, 8,863 m over 57 holes were drilled on the Back River Gold District regional projects, including George, Boot, Del, Needle and Boulder.

2026 Guidance for Back River Gold District Exploration

A total of $46 million is budgeted for exploration at the Back River Gold District in 2026, of which $24 million is planned for the Goose Mine. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Mine. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill-ready targets defined during the 2025 summer regional exploration program. A significantly increased budget of $22 million is being allocated for the Back River Regional projects.

Mali Exploration

A total of $9 million was budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. In addition, the FNE target immediately north of the main Fekola open pit was drilled, adding easily accessible resources close to Fekola infrastructure. A total of 20,000 m of diamond and reverse circulation drilling was planned for 2025. A total of 7,277 m over 62 holes of diamond and reverse circulation drilling was completed. For the year ended December 31, 2025, the Company ultimately incurred $7 million on Mali exploration.

In addition, the Mali exploration team assisted operations in completing 37,181 m over 934 holes to complete the first phase of grade control drilling on the Menankoto permit and the drilling of grade control, infill and extension drilling at the Fekola underground, completing 31,196 m over 277 holes.

2026 Guidance for Mali Exploration

A total of $5 million is budgeted for exploration in Mali in 2026 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for the Fekola Complex in 2026.

The Philippines Exploration

The total budget for the Philippines in 2025 was $5 million, of which the Masbate exploration budget was $3 million, including approximately 4,200 m of drilling. The 2025 exploration program focused on drilling several greenfields targets between 3 km and 12 km south of the Masbate Mine infrastructure. For the year ended December 31, 2025, the Company incurred $3 million for Masbate Mine exploration, which was in-line with the budget (included approximately 4,867 m of diamond drilling in 32 holes).

In addition, $2 million was allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. For the year ended December 31, 2025, the Company incurred $2 million on targeting new regional projects.

2026 Guidance for The Philippines Exploration

The total budget for the Philippines in 2026 is $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2026 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

Namibia Exploration

A total of $7 million was budgeted for exploration at Otjikoto in 2025. The focus of the exploration program was drilling the Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 m of drilling planned. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data. For the year ended December 31, 2025, the Company incurred $8 million, which included 35,924 m of diamond and reverse circulation drilling at the Otjikoto mine area.

2026 Guidance for Namibia Exploration

A total of $6 million is budgeted for exploration at Otjikoto in 2026. The focus of the exploration program will be drilling to expand and refine the Antelope deposit, with a total of 44,000 m of drilling planned.

Greenfield Exploration

B2Gold allocated approximately $9 million in 2025 for its grassroots exploration programs, including Finland and Cote d’Ivoire. The spend ultimately incurred on greenfield exploration for the year ended December 31, 2025, was approximately $5 million.

In addition to the defined programs noted above, the Company allocated approximately $8 million for the generation and evaluation of new greenfields targets of which $3 million was spent during the year ended December 31, 2025.

2026 Guidance for Greenfield Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2026. This includes $2 million (7,200 m) in Kazakhstan and $2 million in Finland. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2025. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalty obligations.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of an asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

During the year ended December 31, 2024, the Company identified indicators of impairment on the Fekola Complex cash generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties, and the Goose Mine CGU. As a result, these assets were tested for impairment.

During the year ended December 31, 2025, the Company performed an assessment of impairment indicators, as well as indicators for reversal of previously recorded impairment losses. Where a CGUs had been previously impaired, the Company considered whether the impairment losses no longer exist or might have decreased. This assessment considered general and specific factors and concluded that, although the current spot price of gold has increased from the time that impairment losses had been recognized, taking into consideration specific circumstances of each asset, there is no indicator that the impairment reversed. For the Fekola Complex CGU, the delay in steps necessary to produce gold from the Fekola Regional permits, including receipt of the mining permit, creates uncertainty as to the extent to which the Company may realize the full benefit of any increases in the long-term gold price. For the Goose Mine, the Company determined that the mine had achieved commercial production on October 2, 2025. However, an engineering study, and associated procurement and logistics plan, is required to implement modifications to the crushing circuit before the Goose Mine can continue to ramp up and ultimately operate at its name-plate capacity, as intended.

Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 18), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables
The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.
Long-term value-added tax receivables includes amounts for the Fekola Mine of $244 million (2024 - $214 million), for the Masbate Mine of $11 million (2024 – $13 million), and for the Gramalote Project of $22 million (2024 - $17 million).
Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.
The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.
Current and deferred income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.
Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2025, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2025, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2025 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	227,935
Royalties and production taxes	110,134	10,737	8,486	1,529	130,886

Total cash costs	228,645	51,105	42,139	36,932	358,821

Gold sold (ounces)	153,407	47,420	50,725	31,938	283,490

Cash operating costs per ounce ($/gold ounce sold)	773	851	663	1,108	804

Total cash costs per ounce ($/gold ounce sold)	1,490	1,078	831	1,156	1,266

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	50,554	—	50,554

Total cash costs	145,570	45,773	40,587	231,930	—	231,930

Gold sold (ounces)	86,453	51,010	50,330	187,793	—	187,793

Cash operating costs per ounce ($/gold ounce sold)	1,247	753	700	966	—	966

Total cash costs per ounce ($/gold ounce sold)	1,684	897	806	1,235	—	1,235

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$		$

Production costs	408,105	162,484	130,327	44,530	745,446
Royalties and production taxes	277,902	36,950	27,417	1,909	344,178
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	686,007	199,434	157,744	36,932	1,080,117

Gold sold (ounces)	493,759	195,813	198,602	39,623	927,797
Less pre-commercial sales (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	493,759	195,813	198,602	31,938	920,112

Cash operating costs per ounce ($/gold ounce sold)	827	830	656	1,108	800

Total cash costs per ounce ($/gold ounce sold)	1,389	1,018	794	1,156	1,174

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	146,599	1,565	148,164

Total cash costs	484,574	188,263	155,590	828,427	26,691	855,118

Gold sold (ounces)	404,458	193,270	203,796	801,524	19,644	821,168

Cash operating costs per ounce ($/gold ounce sold)	950	835	668	851	1,279	861

Total cash costs per ounce ($/gold ounce sold)	1,198	974	763	1,034	1,359	1,041

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	227,935
Inventory sales adjustment	(13,439)	184	2,717	5,780	(4,758)

Cash operating costs	105,072	40,552	36,370	41,183	223,177

Gold produced (ounces)	163,720	49,900	50,793	38,616	303,029

Cash operating costs per ounce ($/gold ounce produced)	642	813	716	1,066	736

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Inventory sales adjustment	(7,600)	2,950	3,245	(1,405)	—	(1,405)

Cash operating costs	100,178	41,342	38,451	179,971	—	179,971

Gold produced (ounces)	84,015	49,534	52,452	186,001	—	186,001

Cash operating costs per ounce ($/gold ounce produced)	1,192	835	733	968	—	968

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	408,105	162,484	130,327	44,530	745,446
Inventory sales adjustment	1,734	(2,799)	635	11,923	11,493
Pre-commercial production costs	—	—	—	(15,270)	(15,270)

Cash operating costs	409,839	159,685	130,962	41,183	741,669

Gold Produced (in ounces)	530,769	196,526	199,139	53,170	979,604
Less pre-commercial production ounces	—	—	—	(14,554)	(14,554)

Gold produced from commercial production (ounces)	530,769	196,526	199,139	38,616	965,050

Cash operating costs per ounce ($/gold ounce produced)	772	813	658	1,066	769

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Inventory sales adjustment	4,905	1,183	2,391	8,479	—	8,479

Cash operating costs	389,126	162,645	138,536	690,307	25,126	715,433

Gold produced (ounces)	392,946	194,046	198,142	785,134	19,644	804,778

Cash operating costs per ounce ($/ gold ounce produced)	990	838	699	879	1,279	889

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Grand Total
	$	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	—	227,935
Royalties and production taxes	110,134	10,737	8,486	1,529	—	130,886
Corporate administration	5,718	1,279	1,150	166	15,940	24,253
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	(43)	—	—	—	3,596	3,553
Community relations	1,183	78	681	698	—	2,640
Reclamation liability accretion	632	331	226	472	—	1,661
Realized losses (gains) on fuel derivative contracts	165	112	(5)	—	—	272
Sustaining lease expenditures	4,897	301	1,648	—	451	7,297
Sustaining capital expenditures(2)	50,175	5,022	8,467	24,869	—	88,533
Sustaining mine exploration(2)	609	102	719	8,694	—	10,124

Total all-in sustaining costs	291,981	58,330	55,025	71,831	19,987	497,154

Gold sold (ounces)	153,407	47,420	50,725	31,938	—	283,490

All-in sustaining cost per ounce ($/gold ounce sold)	1,903	1,230	1,085	2,249	—	1,754
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine capital expenditures	50,175	6,109	11,298	76,089	143,671
Plant and infrastructure construction	—	—	—	(51,220)	(51,220)
Land acquisitions	—	(1,018)	—	—	(1,018)
Other	—	(69)	(2,831)	—	(2,900)

Sustaining capital expenditures	50,175	5,022	8,467	24,869	88,533

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine exploration	609	1,086	1,700	8,694	12,089
Regional exploration	—	(984)	(981)	—	(1,965)

Sustaining mine exploration	609	102	719	8,694	10,124

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	—	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	—	50,554	—	50,554
Corporate administration	3,209	1,168	1,089	13,628	19,094	—	19,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	16	—	—	3,532	3,548	—	3,548
Community relations	543	89	491	—	1,123	—	1,123
Reclamation liability accretion	443	299	226	—	968	—	968
Realized losses on fuel derivative contracts	465	255	83	—	803	—	803
Sustaining lease expenditures	80	309	230	483	1,102	—	1,102
Sustaining capital expenditures(2)	41,809	7,993	2,590	—	52,392	—	52,392
Sustaining mine exploration(2)	1,292	320	658	—	2,270	—	2,270

Total all-in sustaining costs	193,427	56,206	45,954	17,643	313,230	—	313,230

Gold sold (ounces)	86,453	51,010	50,330	—	187,793	—	187,793

All-in sustaining cost per ounce ($/gold ounce sold)	2,237	1,102	913	—	1,668	—	1,668
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	59,571	9,534	2,714	71,819	—	71,819
Road construction	(278)	—	—	(278)	—	(278)
Fekola underground	(17,484)	—	—	(17,484)	—	(17,484)
Land acquisitions	—	(1,541)	—	(1,541)	—	(1,541)
Other	—	—	(124)	(124)	—	(124)

Sustaining capital expenditures	41,809	7,993	2,590	52,392	—	52,392

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,292	610	2,634	4,536	—	4,536
Regional exploration	—	(290)	(1,976)	(2,266)	—	(2,266)

Sustaining mine exploration	1,292	320	658	2,270	—	2,270

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Grand Total
	$	$	$	$	$	$

Production costs	408,105	162,484	130,327	44,530	—	745,446
Royalties and production taxes	277,902	36,950	27,417	1,909	—	344,178
Corporate administration	16,511	2,977	4,448	166	42,985	67,087
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	—	14,409	14,409
Community relations	2,321	350	1,850	7,989	—	12,510
Reclamation liability accretion	2,581	1,344	970	1,604	—	6,499
Realized losses on fuel derivative contracts	925	578	90	—	—	1,593
Sustaining lease expenditures	5,148	1,262	5,306	—	1,780	13,496
Sustaining capital expenditures(2)	176,787	36,488	20,161	24,869	—	258,305
Sustaining mine exploration(2)	609	220	1,910	8,694	—	11,433

Total all-in sustaining costs	890,889	242,653	192,479	89,761	59,174	1,474,956
Less all-in sustaining costs related to pre-commercial production	—	—	—	(17,930)	—	(17,930)

Total all-in sustaining costs from commercial production	890,889	242,653	192,479	71,831	59,174	1,457,026

Gold Sold (ounces)	493,759	195,813	198,602	39,623	—	927,797
Less pre-commercial sales ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	493,759	195,813	198,602	31,938	—	920,112

All-in sustaining cost per ounce ($/gold ounce sold)	1,804	1,239	969	2,249	—	1,584
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine capital expenditures	222,670	41,257	24,005	471,453	759,385
Pre-production capital expenditures	—	—	—	(395,364)	(395,364)
Plant and infrastructure construction	—	—	—	(51,220)	(51,220)
Fekola underground	(45,883)	—	—	—	(45,883)
Land acquisitions	—	(3,729)	—	—	(3,729)
Other	—	(1,040)	(3,844)	—	(4,884)

Sustaining capital expenditures	176,787	36,488	20,161	24,869	258,305

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine exploration	609	2,639	8,133	24,635	36,016
Regional exploration	—	(2,419)	(6,223)	(15,941)	(24,583)

Sustaining mine exploration	609	220	1,910	8,694	11,433

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	—	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	—	146,599	1,565	148,164
Corporate administration	11,220	2,767	4,781	40,715	59,483	1,463	60,946
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	111	—	—	16,150	16,261	—	16,261
Community relations	962	228	1,719	—	2,909	—	2,909
Reclamation liability accretion	1,815	1,234	961	—	4,010	—	4,010
Realized losses on fuel derivative contracts	100	35	73	—	208	—	208
Sustaining lease expenditures	329	1,248	1,254	1,989	4,820	—	4,820
Sustaining capital expenditures(2)	193,277	27,314	27,668	—	248,259	2,392	250,651
Sustaining mine exploration(2)	4,428	2,121	1,769	—	8,318	—	8,318

Total all-in sustaining costs	696,816	223,210	193,815	58,854	1,172,695	30,546	1,203,241

Gold sold (ounces)	404,458	193,270	203,796	—	801,524	19,644	821,168

All-in sustaining cost per ounce ($/gold ounce sold)	1,723	1,155	951	—	1,463	1,555	1,465
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	257,776	29,763	28,842	316,381	2,392	318,773
Road construction	(887)	—	—	(887)	—	(887)
Fekola underground	(63,612)	—	—	(63,612)	—	(63,612)
Land acquisitions	—	(2,189)	—	(2,189)	—	(2,189)
Other	—	(260)	(1,174)	(1,434)	—	(1,434)

Sustaining capital expenditures	193,277	27,314	27,668	248,259	2,392	250,651

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,428	3,649	7,825	15,902	—	15,902
Regional exploration	—	(1,528)	(6,056)	(7,584)	—	(7,584)

Sustaining mine exploration	4,428	2,121	1,769	8,318	—	8,318

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted average number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income (loss) to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	170,584	(11,881)	401,908	(629,891)
Adjustments for non-recurring items and significant recurring non-cash items:
Unrealized losses (gains) on derivative instruments	63,717	(3,639)	236,087	2,630
Change in fair value of gold stream	37,958	5,629	118,364	26,825
Realised gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	—	5,118	636
Impairment of long-lived assets	—	—	—	858,301
Gain on sale of mining interests	—	—	—	(56,115)
Gain on sale of shares in associate	—	—	—	(16,822)
Regulatory dispute settlement	—	—	—	15,089
Dilution loss on investment in Calibre	—	—	—	8,984
Deferred income tax (recovery) expense	(125,008)	27,324	(141,893)	(3,095)

Adjusted net income attributable to shareholders of the Company for the period	147,251	17,433	611,853	206,542

Basic weighted average number of common shares outstanding (in thousands)	1,336,691	1,313,960	1,325,322	1,308,850

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.11	0.01	0.46	0.16

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2025	2025	2025	2025	2024	2024	2024	2024
Gold revenue ($ in thousands)	1,053,977	782,948	692,206	532,107	499,788	448,229	492,569	461,444
Net income (loss) for the period ($ in thousands)	180,259	23,123	160,753	62,564	(9,325)	(631,032)	(34,777)	48,481
Earnings (loss) per share (1) – basic ($)	0.13	0.01	0.12	0.04	(0.01)	(0.48)	(0.02)	0.03
Earnings (loss) per share (1) – diluted ($)	0.11	0.01	0.10	0.04	(0.01)	(0.48)	(0.02)	0.03
Cash flows provided by operating activities ($ in thousands)	286,364	175,140	255,544	178,788	120,544	(16,099)	62,432	710,727
Gold sold including pre-commercial sales from the Goose Mine (ounces)	283,490	249,925	210,384	183,998	187,793	180,525	210,228	222,978
Average realized gold price ($/ounce)	3,718	3,133	3,290	2,892	2,661	2,483	2,343	2,069
Gold produced (ounces)	303,029	240,507	228,762	192,752	186,001	180,553	204,241	214,339
Gold produced, total including Goose pre-commercial production and Calibre equity investment (ounces)	303,029	254,369	229,454	192,752	186,001	180,553	212,508	225,716
Production costs ($ in thousands)	227,935	195,154	160,363	161,994	181,376	192,408	151,299	156,745
(1)Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital. Quarterly gold revenue and production costs for the second, third and fourth quarter of 2025 include the results of the Goose Mine, including any sales of pre-commercial production. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges, where applicable. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 reflects an impairment of $661 million related to the Goose Mine and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 reflect the build-up of long-term supplies inventory of $98 million for the Goose Mine. The net loss in the fourth quarter of 2024 reflects the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.

SUMMARY AND OUTLOOK
The Company is pleased with its 2025 operating and financial results. Consolidated production of 979,604 ounces (including 14,554 ounces of pre-commercial production from the Goose Mine) was within the Company's consolidated guidance range. The Fekola, Masbate and Otjikoto Mines all surpassed 2025 budgeted production targets, and on June 30, 2025, the Company announced the first gold pour from its new Goose Mine in Nunavut with commercial production reached soon thereafter, on October 2, 2025.

The price of gold realized per ounce significantly exceeded the original 2025 budgeted gold price of $2,250 per ounce, enhancing the Company’s cash generating activities. The Company remains in a strong financial position and is well placed to complete its budgeted capital and exploration activities for 2026, manage its financial commitments and continue to pay a dividend at a yield consistent with its peer group. In addition to returning capital through dividend payments, an NCIB program was implemented in 2025, pursuant to which, the Company repurchased 2 million shares for $10 million. In early 2026, the Company repurchased a further 5 million shares for $24 million, and expects to buy back further amounts as the year progresses.

The Company has made significant progress in the development and enhancement of existing operations, which continues to be a key area of focus. The commencement of mining activities at the Fekola underground in the third quarter of 2025 demonstrated the ongoing commitment of both the Company and the State of Mali to implement the matters laid out in the Memorandum of Understanding (the "MOU") entered into in September 2024. Fekola underground produced 25,230 ounces in 2025, with further significant ramp up expected in 2026 and subsequent years. Our next key milestone under the MOU is the receipt of an exploitation permit for Fekola Regional which is now expected in the first quarter of 2026 with production expected to commence by the second half of 2026.

The Goose Mine will continue to ramp up in 2026 with estimated production of between 170,000 and 230,000 ounces. The Goose Mine crushing circuit is currently being supplemented with a mobile crusher. Initial modifications to improve performance of the crushing circuit in the near-term, including the addition of a run-of-mine bin and apron feeder, are scheduled to be implemented in the second half of 2026 at which point use of the mobile crusher will cease. The Company is also studying more comprehensive crushing circuit improvements to increase design capacity of the existing crushing circuit. These studies will be finalized in the first half of 2026, at which point the Company will determine the optimal scope and timing of additional crushing circuit improvements. In addition, the Company is pursuing multiple optimization studies, including one study to analyze the potential to increase mill throughput at the Goose Mine from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in the first half of 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice. This assessment is expected to include consideration of whether the Company should postpone any expenditures to increase Goose Mine milling capacity in favour of potential future capital development at George and other Back River Regional targets.

In Namibia, the Company was pleased to announce the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine in September 2025. B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly owned Gramalote Project in Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in January 2026 and the Modified Environmental Impact Study is expected to be submitted in the first quarter 2026, with completion of the process is expected to take approximately twelve months. In conjunction with these permit modifications, the Company also intends to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

OUTSTANDING SHARE DATA
At February 18, 2026, 1,337,043,903 common shares were outstanding. The Notes, if converted, would result in the issuance of approximately 145 million shares. In addition, the Company had approximately 28 million stock options, approximately 5 million RSUs and approximately 7 million PSUs outstanding at February 18, 2026. The number of shares issued on the vesting of PSUs could vary from 0% to 200% of the number of PSUs depending on the achievement of certain performance criteria, all other stock-based compensation converts on a 1:1 ratio.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 820,000 and 970,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,400 and $2,580 per ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year beginning in 2027 and continuing over the medium-term; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources, including up to 180,000 ounces in the first five years of production between 2027 and 2032; the receipt of the exploitation permit for Fekola Regional in the first quarter of 2026 and Fekola Regional production expected to commence in the second half of 2026; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032; the timing and results of the optimization studies on the Goose Mine; the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, The Philippines, Finland, Cote D’Ivoire and other grassroots projects and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS
William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.